Exhibit (a)(3)

Executive Offices

141 North Civic Drive

Walnut Creek, California 94596

August 18, 2008

Dear Fellow Stockholder:

I am pleased to inform you that Longs Drugs Stores has entered into an agreement with CVS Caremark Corporation pursuant to which a subsidiary of CVS is commencing a tender offer to acquire all of the outstanding shares of common stock of Longs for $71.50 per share in cash, without interest, to be followed by a merger of that subsidiary into Longs. If these transactions are completed, Longs will be wholly owned by CVS.

This tender offer represents a 55% premium over the 30-day average price of $46.11, and a 32% premium over the closing price of $54.04 on August 12, 2008. As such, we believe this transaction presents an excellent opportunity to maximize value for Longs stockholders.

The tender offer is scheduled to expire at 12:00 midnight, New York City time, at the end of Monday, September 15, 2008, unless extended.

The Longs Board of Directors has determined that the terms of the tender offer, the merger and the other transactions contemplated by the merger agreement are advisable to and in the best interests of the Company and its stockholders and recommends that the stockholders of the Company ACCEPT the tender offer and tender their shares of Longs in the tender offer.

Enclosed are Longs’ solicitation/recommendation statement on Schedule 14D-9 and CVS’ offer to purchase, letter of transmittal and related documents. These documents set forth the terms and conditions of the tender offer and provide information as to how to tender your shares of Longs common stock in the tender offer.

We urge you to read these documents and to consider this information carefully. In particular your attention is directed to the “Background” section of the Schedule 14D-9 beginning on page 8, which describes the extended negotiations with interested parties which the Company undertook prior to entering into the merger agreement with CVS.

If you have any questions, you may contact the information agent for the offer, Morrow & Co., at 877-366-1576.

In closing, I just want to thank our employees, customers and stockholders for their contributions. We would not have been able to achieve this success without your support.

Sincerely,

Warren Bryant

Chief Executive Officer